UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Reports First Quarter 2020 Results

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FIRST QUARTER 2020 RESULTS

LOW BREAKEVEN PRODUCTION & CAPITAL EFFICIENCY DRIVE FINANCIAL PERFORMANCE

SELF-FUNDED WORK PROGRAMS, FINANCIAL FLEXIBILITY & BALANCE SHEET STRENGTH

Bogota, Colombia – May 13, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador reports its consolidated financial results for the three-month period ended March 31, 2020 (“First Quarter” or “1Q2020”). A conference call to discuss 1Q2020 financial results will be held on May 14, 2020 at 10:00 am Eastern Daylight Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended March 31, 2020 and 2019, available on the Company’s website.

FIRST QUARTER 2020 HIGHLIGHTS

Driving Continuous Performance

•	Record consolidated oil and gas production of 45,731 boepd following 16% growth

•	Revenue of $133.2 million

•	Adjusted EBITDA of $77.7 million, or $20.1 per boe – and cash hedge gains of $5.6 million

•	Capital Expenditures of $33.7 million

•	Adjusted EBITDA to Capital Expenditures ratio of 2.3x

•	Non-cash accounting impairments in Chile, Peru and Argentina (of $97.5 million) resulting in a net loss of $89.5 million

Rapid Risk-Managed Response in Downturn

•	Immediate protocols and actions in place to protect health and safety of team

•	Over $280 million ongoing cost savings and capital investment reductions across regional platform

•	Temporary production shut-in of 6,500-7,500 boepd to preserve shareholder value and minimize contractor and employee activity and presence in the fields

•	2020 work program reduced by 75% to $45-50 million targeting 40,000-42,000 boepd average production and operating netbacks of $200-220 million assuming Brent of $30 per bbl[1]

Tools and Safety Nets

•	$165.5 million of cash and cash equivalents

•	$75 million oil prepayment facility, with $50 million committed

•	Approximately $130.7 million in uncommitted credit lines

•	Extensive hedging position with 26,000 bopd hedged in 2Q2020, 17,500 bopd in 3Q2020 and 11,000 bopd in 4Q2020

•	Long-term financial debt maturity profile with no principal payments until September 2024

•	S&P and Fitch reaffirmed GeoPark’s long-term corporate credit rating at B+

Better and Stronger for the Long Term

•	Successful operational takeover and full integration of high potential Amerisur Resources Plc (“Amerisur”) assets

•	Identifying and protecting critical people, tools and capabilities necessary for the short, medium and long-term

•	Streamlining and improving business across portfolio in all departments and capabilities

•	Ready to expand work program at Brent prices of $35-40 per barrel

1 Brent assumption from April to December 2020, assuming a Brent to Vasconia differential averaging $5 per bbl.

James F. Park, Chief Executive Officer of GeoPark, said: “Any reflection on these strong first quarter results needs to begin by expressing profound gratitude and admiration for the GeoPark men and women who are working day and night pushing through this downturn and continuously making our Company perform, protecting our shareholders and positioning us for the new world on the other side. Across six countries, our team moved with quickness and agility to protect the health and safety of employees, contractors and communities and ensure that our hydrocarbons keep flowing to markets. Because of our risk-managed business model and track-record, our team simultaneously attacked every component and dimension of our Company to preserve cash and cut over $280 million in capital, operating and structure costs to be prepared for however long the pandemic, global economic shut-down and flooded oil markets endure. We worked with trusted partners and governments to adjust programs and secure additional financial support, if ever needed. As a long-term opportunity-driven company working in the most attractive hydrocarbon region today, we also are looking ahead with excitement and to take advantage of this time to streamline and improve our overall business - and more strongly position GeoPark for continued economic growth and success.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	1Q2020	4Q2019	1Q2019
Oil production[a] (bopd)	40,861	35,456	34,358
Gas production (mcfpd)	29,206	37,971	31,194
Average net production (boepd)	45,731	41,786	39,557
Brent oil price ($ per bbl)	50.8	62.4	63.7
Combined realized price ($ per boe)	34.4	43.6	44.6
⁻ Oil ($ per bbl)	37.0	48.7	48.7
⁻ Gas ($ per mcf)	3.9	4.2	5.0
Sale of crude oil ($ million)	123.8	144.4	137.6
Sale of gas ($ million)	9.4	13.7	12.5
Revenue ($ million)	133.2	158.1	150.1
Commodity risk management contracts ($ million)	32.0	-6.5	-21.3
Production & operating costs[b] ($ million)	-41.1	-42.3	-38.9
G&G, G&AC and selling expenses ($ million)	-19.1	-29.9	-19.6
Adjusted EBITDA ($ million)	77.7	85.7	92.3
Adjusted EBITDA ($ per boe)	20.1	23.6	27.4
Operating Netback ($ per boe)	24.1	31.0	32.3
Net Profit (loss) ($ million)	-89.5	-0.2	19.7
Capital expenditures ($ million)	33.7	38.1	37.3
Amerisur acquisition[d] ($ million)	272.3	-	-
Cash and cash equivalents ($ million)	165.5	111.2	146.6
Short-term financial debt ($ million)	12.3	17.3	11.4
Long-term financial debt ($ million)	763.1	420.1	429.2
Net debt ($ million)	609.9	326.2	294.0

a) Includes royalties paid in kind in Colombia for approximately 1,807, 1,587 and 1,295 bopd in 1Q2020, 4Q2019 and 1Q2019 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Production and operating costs include operating costs and royalties paid in cash.

c) G&A and G&A expenses include non-cash, share-based payments for $1.9 million, $1.3 million and $1.0 million, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

d) Amerisur acquisition is shown net of cash acquired.

REVISED 2020 WORK PROGRAM AND OIL PRICE SENSITIVITIES

As part of the Company’s ongoing cost savings and capital investment reductions with over $280 million implemented to date, GeoPark is adjusting its 2020 work program and investment plan to $45-50 million, with full flexibility to expand its capital investment program when oil prices recover.

GeoPark’s revised 2020 guidance reflects temporary production shut-ins and further improvements to the Company’s leading cost efficiencies with an operating netback to capital expenditures ratio of 3.5+ times even with Brent at $25-30 per bbl.

The Company has the ability to shut-in and quickly bring back production volumes to pre-shut-in levels with minimal cost and without negatively impacting reservoir conditions.

The table below provides further details about GeoPark’s revised 2020 guidance compared to its March 19, 2020 revision guidance.

	May 13, 2020 Revision		March 19, 2020 Revision
Brent Crude Oil Price[2]	$25 per bbl	$30 per bbl	$25 per bbl	$30 per bbl
2020 Average Production (boepd)	39,000-41,000	40,000-42,000	43,000-44,000	43,000-44,000
2020 Operating Netback[3]	$160-180 million	$200-220 million	$150-170 million	$200-220 million
2020 Capital Expenditures	$45-50 million	$45-50 million	$70-80 million	$70-80 million
Operating Netback to Capital Expenditures Ratio[4]	3.6 times	4.4 times	2.1 times	2.8 times

Production volumes for 2020 are expected to average 39,000-42,000 boepd at $25-30 per bbl, depending on different timing assumptions to restart temporarily shut-in production.

GeoPark is also taking decisive steps to reduce its 2020 G&A and G&G expenses, which are expected to decrease by 35-40% versus the Company’s original budget to approximately $50 million, including company-wide cost-cutting initiatives and voluntary salary and bonus reductions by management, Board of Directors and employees (20-50% reductions). Other initiatives to preserve cash include the temporary suspension of quarterly cash dividends and share buybacks.

Production: Overall oil and gas production grew by 16% to 45,731 boepd in 1Q2020 from 39,557 boepd in 1Q2019, due to increased production in Colombia, including 5,812 bopd from the recent Amerisur acquisition. To a lesser extent, the production increase was also due to higher production in Chile and Argentina, partially offset by lower production in Brazil. Oil represented 89% of total reported production compared to 87% in 1Q2019.

For further details, please refer to the 1Q2020 Operational Update published on April 20, 2020.

Reference and Realized Oil Prices: Brent crude oil prices averaged $50.8 per bbl during 1Q2020, $12.9 per bbl lower than 1Q2019 levels whereas GeoPark’s consolidated realized oil sales price averaged $37.0 per bbl in 1Q2020, $11.7 per bbl lower than the $48.7 per bbl in 1Q2019, reflecting lower commercial and transportation discounts in Colombia, partially offset by a higher Vasconia marker differential.

In Colombia, commercial and transportation discounts improved by $2.7 per bbl and averaged $9.3 per bbl in 1Q2020, compared to $12.0 per bbl in 1Q2019, resulting from further improvements achieved for production in the Llanos 34 block plus the addition of the Platanillo (GeoPark operated, 100% WI) and CPO-5 blocks as part of the Amerisur acquisition, with lower commercial and transportation discounts. The Vasconia marker discount averaged $5.2 per bbl in 1Q2020, compared to $3.5 per bbl in 1Q2019.

The tables below provide a breakdown of reference and net realized oil prices in Colombia, Chile and Argentina in 1Q2020 and 1Q2019:

2 Assuming actual Brent oil prices for 1Q2020 specified Brent oil prices from April to December 2020.

3 Assuming a Brent to Vasconia differential averaging $5 per bbl in 2020.

4 Ratio calculated using the middle point of operating netback and capital expenditures.

1Q2020 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	50.8	50.8	50.8
Vasconia differential	(5.2)	-	-
Commercial and transportation discounts	(9.4)	(2.0)	-
Other	-	-	0.8
Realized oil price	36.2	48.8	51.6
Weight on oil sales mix	94%	1%	4%

1Q2019 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	63.7	63.7	63.7
Vasconia differential	(3.5)	-	-
Commercial and transportation discounts	(12.0)	(8.8)	-
Other	-	-	(9.0)
Realized oil price	48.2	54.9	54.7
Weight on oil sales mix	93%	2%	5%

Revenue: Consolidated revenue decreased by 11% to $133.2 million in 1Q2020, compared to $150.1 million in 1Q2019 reflecting lower oil prices that were partially offset by higher deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 10% to $123.8 million in 1Q2020, driven by a 24% decrease in realized oil prices, partially offset by 17% higher deliveries. Oil revenue was 93% of total revenue compared to 92% in 1Q2019.

•	Colombia: In 1Q2020, oil revenue decreased by 10% to $113.5 million following lower oil prices, partially offset by higher oil deliveries. Realized prices decreased by 25% to $36.2 due to lower Brent oil prices and a higher Vasconia differential, partially offset by lower commercial and transportation discounts. Oil deliveries increased by 18% to 35,888 bopd, reflecting the recent acquisition of Amerisur and continued development of the Llanos 34 block. Colombian earn-out payments decreased to $4.6 million in 1Q2020, compared to $6.1 million in 1Q2019, in line with lower oil revenue in the Llanos 34 block.

•	Chile: In 1Q2020, oil revenue decreased by 36% to $2.1 million, due to lower volumes sold and lower oil prices. Oil deliveries decreased by 29% to 474 bopd due to the natural decline of the fields whereas realized oil prices decreased by 11% to $48.8 per bbl, in line with lower Brent prices, partially offset by lower discounts.

•	Argentina: In 1Q2020, oil revenue decreased by 2% to $7.8 million due to lower oil prices, partially offset by higher deliveries. Realized oil prices decreased by only 6% to $51.6 per bbl due to local oil price controls, whereas oil deliveries increased by 2% to 1,653 bopd due to optimization activities focused on enhancing base production levels.

Sales of gas: Consolidated gas revenue decreased by 25% to $9.4 million in 1Q2020 compared to $12.5 million in 1Q2019. Gas revenue dropped due to a 22% decrease in gas prices and a 3% decrease in gas deliveries. Gas revenue was 7% of total revenue compared to 8% in 1Q2019.

•	Chile: In 1Q2020, gas revenue decreased by 10% to $4.9 million reflecting lower gas prices, partially offset by higher gas deliveries. Gas prices were 23% lower, or $3.7 per mcf ($22.3 per boe) in 1Q2020 due to lower methanol prices. Successful development of the Jauke gas field and the recent discovery of the Jauke Oeste gas field increased gas deliveries by 15% to 14,445 mcfpd (2,408 boepd).

•	Brazil: In 1Q2020, gas revenue decreased by 47% to $2.8 million, due to lower gas deliveries and lower gas prices. Gas deliveries fell by 39% in the Manati gas field (GeoPark non-operated, 10% WI) to 6,425 mcfpd (1,071 boepd) due to lower gas demand in Brazil. Gas prices decreased by 14% to $4.7 per mcf ($28.4 per boe), due to the impact of the local currency devaluation, which was partially offset by the annual price inflation adjustment of approximately 7%, effective January 2020. The natural gas produced in the Manati gas field is sold to Petrobras under a long-term contract that provides for minimum monthly and annual take or pay levels. Petrobras recently notified its partners in the Manati consortium that the COVID-19 pandemic could be considered a force majeure event that could temporarily reduce its offtake commitment. GeoPark considers that the COVID-19 pandemic does not constitute a force majeure event under the contract and is currently evaluating next steps to avoid the effects of such notice.

•	Argentina: In 1Q2020, gas revenue decreased by 17% to $1.1 million, resulting from lower gas prices, partially offset by higher deliveries. Gas prices decreased by 31% to $2.8 per mcf ($16.5 per boe) due to local market conditions while deliveries increased by 20% to 4,551 mcfpd (758 boed) due to optimization activities focused on enhancing base production levels and the successful development of the Challaco Bajo gas field.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts amounted to a $32.0 million gain in 1Q2020, compared to a $21.3 million loss in 1Q2019.

Commodity risk management contracts have two different components, a realized and an unrealized portion.

The realized portion of the commodity risk management contracts registered a cash gain of $5.6 million in 1Q2020, compared to a $1.8 million gain in 1Q2019. Realized gains in 1Q2020 resulted from hedges in place covering 18,000 bopd with put spreads of $55-45 per bbl that were higher than prevailing oil prices during March 2020.

The unrealized portion of the commodity risk management contracts amounted to a $26.4 million gain in 1Q2020, compared to a $23.1 million loss in 1Q2019. Unrealized gains during 1Q2020 resulted from a decrease in the forward Brent oil price curve compared to December 2019.

GeoPark recently added new oil hedges for 15,000 bopd in 2Q2020 and 6,500 bopd in 3Q2020, further increasing its low-price risk protection over the next six months. After adding these new hedges, the Company has 26,000 bopd, 17,500 bopd and 11,000 bopd of its oil production hedged in 2Q2020, 3Q2020 and 4Q2020, respectively. Please refer to the “Commodity Risk Oil Management Contracts” section below for a description of hedges in place as of the date of this release.

Production and Operating Costs: Consolidated production and operating costs increased by 6% to $41.1 million resulting from a 15% increase in overall oil and gas deliveries, partially offset by lower production and operating costs per boe.

The table below provides a breakdown of production and operating costs in 1Q2020 and 1Q2019:

(In millions of $)	1Q2020	1Q2019
Operating costs	28.3	25.3
Royalties	12.7	13.3
Share-based payments	0.1	0.3
Production and operating costs	41.1	38.9

Consolidated operating costs increased by $3.0 million to $28.3 million in 1Q2020 compared to $25.3 million in 1Q2019, mainly resulting from a 15% increase in oil and gas deliveries.

Consolidated operating costs per boe amounted to $7.9 in 1Q2020, almost unchanged from $7.8 per boe in 1Q2019.

The breakdown of operating costs is as follows:

•	Colombia: Operating costs per boe increased to $6.1 in 1Q2020 compared to $5.5 in 1Q2019. Total operating costs increased by 22% to $18.3 million, in line with 19% higher volumes delivered and to a lesser extent due to the addition of the Platanillo block as part of the Amerisur acquisition, which has higher costs per boe than the Llanos 34 block.

•	Chile: Operating costs per boe decreased to $12.7 in 1Q2020 compared to $18.1 in 1Q2019, due to lower well intervention activities. Total operating costs decreased by 27% to $3.3 million in 1Q2020 from $4.5 million in 1Q2019, despite an increase of 5% in oil and gas deliveries.

•	Brazil: Operating costs per boe increased to $13.5 in 1Q2020 compared to $9.6 in 1Q2019, mainly due to the impact of fixed costs over lower production and deliveries in Manati gas field, which decreased by 39%. Total operating costs decreased by 9% to $0.9 million in 1Q2020 from $1.0 million in 1Q2019.

•	Argentina: Operating costs per boe increased to $26.7 in 1Q2020 compared to $24.3 in 1Q2019. Total operating costs increased to $5.7 million in 1Q2020 from $4.8 million in 1Q2019. The 1Q2020 costs were relatively unchanged compared to $26.0 per boe in 4Q2019.

Consolidated royalties fell by $0.6 million to $12.7 million in 1Q2020 compared to $13.3 million in 1Q2019, resulting from lower oil prices, partially offset by higher deliveries.

Selling Expenses: Consolidated selling expenses decreased by $1.5 million to $2.0 million in 1Q2020 (of which $1.6 million, or $0.5 per bbl, correspond to Colombia), compared to $3.5 million in 1Q2019.

Administrative Expenses: Consolidated G&A costs per boe decreased by 15% to $2.85 in 1Q2020 compared to $3.3 in 1Q2019. Total consolidated G&A increased to $12.7 million in 1Q2020 compared to $11.7 million in 1Q2019.

Geological  & Geophysical Expenses: Consolidated G&G costs per boe decreased by 26% to $1.2 in 1Q2020 versus $1.6 in 1Q2019. Total consolidated G&G expenses increased to $4.5 million in 1Q2019 compared to $4.3 million in 1Q2019.

Adjusted EBITDA: Consolidated Adjusted EBITDA6 decreased by 16% to $77.7 million, or $20.1 per boe, in 1Q2020 compared to $92.3 million, or $27.4 per boe, in 1Q2019.

•	Colombia: Adjusted EBITDA of $76.3 million in 1Q2020

•	Chile: Adjusted EBITDA of $2.9 million in 1Q2020

•	Brazil: Adjusted EBITDA of $0.8 million in 1Q2020

•	Argentina: Adjusted EBITDA of $2.1 million in 1Q2019

•	Corporate and Peru: Adjusted EBITDA of negative $4.5 million in 1Q2020

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 1Q2020 and 1Q2019, on a per country and per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Argentina		Total
	1Q20	1Q19	1Q20	1Q19	1Q20	1Q19	1Q20	1Q19	1Q20	1Q19
Production (boepd)	38,723	32,131	3,121	2,961	1,290	1,960	2,597	2,505	45,731	39,557
Inventories, RIK[a] & Other	(2,655)	(1,501)	(240)	(195)	(102)	(167)	(186)	(254)	(3,182)	(2,118)
Sales volume (boepd)	36,068	30,630	2,881	2,766	1,188	1,793	2,411	2,251	42,549	37,439
% Oil	99.5%	99.6%	16%	24%	10%	2%	69%	72%	90%	88%
($ per boe)
Realized oil price	36.2	48.2	48.8	54.9	45.7	70.4	51.6	54.7	37.0	48.7
Realized gas price[b]	36.7	36.7	22.3	28.9	28.4	33.2	16.5	24.1	23.4	30.1
Earn-out	(1.4)	(2.2)	-	-	-	-	-	-	(1.3)	(1.8)
Combined Price	34.8	45.9	26.7	35.2	30.1	33.8	40.6	46.1	34.4	44.6
Realized commodity risk management contracts	1.7	0.7	-	-	-	-	-	-	1.4	0.5
Operating costs	(6.1)	(5.5)	(12.7)	(18.1)	(13.5)	(9.6)	(26.7)	(24.3)	(7.9)	(7.8)
Royalties in cash	(3.3)	(4.0)	(1.0)	(1.3)	(3.0)	(2.5)	(5.5)	(6.9)	(3.3)	(3.9)
Selling & other expenses	(0.5)	(1.1)	(0.3)	(0.4)	-	-	(1.2)	(2.1)	(0.5)	(1.0)
Operating Netback/boe	26.5	35.9	12.8	15.3	13.6	21.7	7.2	12.8	24.1	32.3
G&A, G&G & other									(4.1)	(4.9)
Adjusted EBITDA/boe									20.1	27.4

a) RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 1,807 and 1,295 bopd in 1Q2020 and 1Q2019 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Conversion rate of $mcf/$boe=1/6.

5 Information per boe excludes the effect of non-cash share-based payments for $1.8 million in 1Q2020 and $0.8 million in 1Q2019.

6 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per boe” included in this press release.

Depreciation: Consolidated depreciation charges increased by 54% to $39.3 million in 1Q2020, compared to $25.5 million in 1Q2019, due to 15% higher volumes delivered and due to the Amerisur acquisition, which has higher depreciation costs per boe.

Write-off of Unsuccessful Exploration Efforts: The consolidated write-off of unsuccessful exploration efforts was $3.2 million in 1Q2020 compared to $0.3 million in 1Q2019. Amounts recorded in 1Q2020 refer to unsuccessful exploration costs incurred in Chile in the Huillin exploration prospect in the Isla Norte block (GeoPark operated, 60% WI).

Impairment of Non-Financial Assets: Consolidated non-cash impairment of non-financial assets amounted to $97.5 million in 1Q2020 ($50.3 million recorded in Chile, $31.0 million in Peru and $16.2 million in Argentina), representing costs incurred in prior years and resulting from the significant decrease to current and forecasted crude oil prices caused by the COVID-19 pandemic and its effect on global energy prices. A non-cash impairment loss is recognized for the amount by which an asset’s carrying amount exceeds its recoverable amount. Revisions to forecasted crude oil prices could result in reversals to previously recorded impairment charges.

Other Income (Expenses): Other operating expenses were $0.2 million in 1Q2020, compared to a $1.3 million gain in 1Q2019.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses increased to $13.3 million in 1Q2020, compared to $8.8 million in 1Q2019 due to higher interest expenses related to the issuance of the $350 million notes due in 2027 (“2027 Notes”).

Foreign Exchange: Net foreign exchange charges added a $10.8 million loss in 1Q2020 compared to a $1.0 million gain in 1Q2019. Net losses in 1Q2020 mainly reflect unrealized losses in currency risk management contracts to mitigate the impact of fluctuations of local currency in Colombia.

Income Tax: Income tax expenses were $30.3 million in 1Q2020 compared to $18.5 million in 1Q2019, in line with higher taxable income in 1Q2020 and the effect of the devaluation of local currencies over deferred income taxes.

Profit: Loss of $89.5 million in 1Q2020 compared to a $19.7 million profit recorded in 1Q2019, mainly due to the effect of non-cash impairment charges, higher financial expenses, foreign exchange losses and income taxes.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $165.5 million as of March 31, 2020 compared to $111.2 million as of December 31, 2019. Cash generated from operating activities equaled $38.0 million and cash generated from financing activities equaled $323.2 million, partially offset by cash used in investing activities of $306.0 million.

Cash generated from operating activities of $38.0 million in 1Q2020 included income tax payments of $17.0 million.

For the remainder of 2020, the Company expects to pay $40-45 million related to tax obligations of the fiscal year 2019 and $8-10 million of tax pre-payments of the current fiscal year, that will offset cash taxes payable in 2021.

Cash generated from financing activities of $323.2 million included net proceeds from the issuance of the 2027 Notes of $342.5 million, partially offset by interest payments of $13.8 million, lease payments of $2.8 million and share repurchase payments of $2.7 million.

Cash used in investing activities of $306.0 million included the acquisition of Amerisur of $272.3 million (net of cash received), and organic capital expenditures of $33.7 million.

Financial Debt: Total financial debt net of issuance cost was $775.3 million, including the 2024 Notes, the recently issued 2027 Notes and other short-term bank loans totaling $7.6 million. Short-term financial debt was $12.3 million as of March 31, 2020.

For further details, please refer to Note 12 of GeoPark’s consolidated financial statements as of March 31, 2020, available on the Company’s website.

FINANCIAL RATIOSa

(millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
1Q2019	440.6	146.6	294.0	0.8x	12.2x
2Q2019	442.6	68.9	373.7	1.0x	12.9x
3Q2019	435.0	81.6	353.4	1.0x	12.1x
4Q2019	437.4	111.2	326.2	0.9x	12.1x
1Q2020	775.3	165.5	609.9	1.7x	11.6x

a)	Based on trailing last twelve-month financial results (“LTM”).

Covenants in 2024 Notes: The 2024 Notes include incurrence test covenants that require the net debt to Adjusted EBITDA ratio to be lower than 3.25 times and the Adjusted EBITDA to interest ratio to be higher than 2.25 times until September 2021. The Company is compliant with all covenants.

Issuance of 2027 Notes: In January 2020, the Company issued $350 million of 5.5% notes due in 2027 (“2027 Notes”) in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act. Funds were used for the Amerisur acquisition and for general corporate purposes. The indenture governing the 2027 Notes includes incurrence test covenants that provide, among other things, that Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. As of the date of this release, the Company is well within both covenants.

For further details, please refer to Note 12 of GeoPark’s consolidated financial statements as of March 31, 2020, available on the Company’s website.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The Company has the following commodity risk management contracts (reference ICE Brent) in place as of the date of this release:

Period	Type	Volume (bopd)		Contract Terms ($ per bbl)
			Purchased Put or Fixed Price	Sold Put	Sold Call
2Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	1,000	55.0	45.0	71.95
	Zero cost collar	2,500	34.0	N/A	36.1-36.55
	Zero cost collar	2,500	33.0	N/A	35.1
	Zero cost collar	2,500	30.0	N/A	32.15
	Fixed Price	3,500	31.8	N/A	N/A
	Fixed Price	2,000	31.1	N/A	N/A
	Fixed Price	2,000	32.0	N/A	N/A
3Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	1,000	55.0	45.0	71.95
	Zero cost collar	2,500	30.0	N/A	32.15
	Zero cost collar	2,000	30.0	N/A	34.60
	Fixed Price	2,000	32.0	N/A	N/A
4Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	1,000	55.0	45.0	71.95

For further details, please refer to Note 4 of GeoPark’s consolidated financial statements for the period ended March 31, 2020, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia	1Q2020	1Q2019
Sale of crude oil ($ million)	113.5	126.2
Sale of gas ($ million)	0.6	0.4
Revenue ($ million)	114.1	126.6
Production and operating costs[a] ($ million)	-29.3	-26.3
Adjusted EBITDA ($ million)	76.3	89.0
Capital expenditure[b] ($ million)	21.7	21.3

Chile	1Q2020	1Q2019
Sale of crude oil ($ million)	2.1	3.3
Sale of gas ($ million)	4.9	5.5
Revenue ($ million)	7.0	8.8
Production and operating costs[a] ($ million)	-3.6	-4.9
Adjusted EBITDA ($ million)	2.9	2.9
Capital expenditure[b] ($ million)	10.6	3.8

Brazil	1Q2020	1Q2019
Sale of crude oil ($ million)	0.5	0.2
Sale of gas ($ million)	2.8	5.3
Revenue ($ million)	3.3	5.5
Production and operating costs[a] ($ million)	-1.3	-1.5
Adjusted EBITDA ($ million)	0.8	2.8
Capital expenditure[b] ($ million)	0.2	1.2

Argentina	1Q2020	1Q2019
Sale of crude oil ($ million)	7.8	7.9
Sale of gas ($ million)	1.1	1.4
Revenue ($ million)	8.9	9.3
Production and operating costs[a] ($ million)	-7.0	-6.3
Adjusted EBITDA ($ million)	2.1	2.6
Capital expenditure[b] ($ million)	0.7	3.8

a)	Production and operating costs = Operating costs + Royalties + Share-based payments.

b)	Capital expenditure in Peru explains the difference with the reported figure in the Key Performance Indicators table.

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

(In millions of $)	1Q2020	1Q2019
REVENUE
Sale of crude oil	123.8	137.6
Sale of gas	9.4	12.5
TOTAL REVENUE	133.2	150.1
Commodity risk management contracts	32.0	-21.3
Production and operating costs	-41.1	-38.9
Geological and geophysical expenses (G&G)	-4.5	-4.3
Administrative expenses (G&A)	-12.7	-11.7
Selling expenses	-2.0	-3.5
Depreciation	-39.3	-25.5
Write-off of unsuccessful exploration efforts	-3.2	-0.3
Impairment for non-financial assets	-97.5	-
Other operating	-0.2	1.3
OPERATING PROFIT (LOSS)	-35.1	46.0

Financial costs, net	-13.3	-8.8
Foreign exchange loss	-10.8	1.0
PROFIT (LOSS) BEFORE INCOME TAX	-59.3	38.1

Income tax	-30.3	-18.5
PROFIT (LOSS) FOR THE PERIOD	-89.5	19.7
Non-controlling minority interest	-	-
ATTRIBUTABLE TO OWNERS OF GEOPARK	-89.5	19.7

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	Mar '20	Dec '19

Non-Current Assets
Property, plant and equipment	742.1	567.8
Other non-current assets	76.7	58.4
Total Non-Current Assets	818.8	626.2

Current Assets
Inventories	12.6	11.4
Trade receivables	32.7	44.2
Other current assets	98.4	59.2
Cash at bank and in hand	165.5	111.2
Total Current Assets	309.3	225.9

Total Assets	1,128.1	852.1

Equity
Equity attributable to owners of GeoPark	27.0	132.9
Total Equity	27.0	132.9

Non-Current Liabilities
Borrowings	763.1	420.1
Other non-current liabilities	117.7	84.2
Total Non-Current Liabilities	880.7	504.3

Current Liabilities
Borrowings	12.3	17.3
Other current liabilities	208.1	197.6
Total Current Liabilities	220.4	214.9
Total Liabilities	1,101.1	719.2
Total Liabilities and Equity	1,128.1	852.1

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2020	1Q2019

Cash flow from operating activities	38.0	81.3
Cash flow (used) in investing activities	-306.0	-37.3
Cash flow (used) in financing activities	323.2	-25.3

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

(UNAUDITED)

1Q2020 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	76.3	2.9	0.8	2.1	-4.5	77.7
Depreciation	-24.1	-8.8	-1.0	-5.3	-0.2	-39.3
Unrealized commodity risk management contracts	26.4	-	-	-	-	26.4
Write-off of unsuccessful exploration efforts & impairment	-	-53.5	-	-16.2	-30.8	-100.7
Share based payment	-0.1	-	-	-	-1.8	-1.9
Lease accounting - IFRS 16	1.8	-	0.6	0.3	0.1	2.8
Others	0.1	-0.1	-	-	-0.1	-0.2
OPERATING PROFIT (LOSS)	80.5	-59.4	0.4	-19.2	-37.1	-35.1
Financial costs, net						-13.3
Foreign exchange charges, net						-10.8
PROFIT BEFORE INCOME TAX						-59.3

1Q2019 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	89.0	2.9	2.8	2.6	-5.1	92.3
Depreciation	-11.4	-8.3	-1.7	-3.8	-0.2	-25.5
Unrealized commodity risk management contracts	-23.1	-	-	-	-	-23.1
Write-off of unsuccessful exploration efforts & impairment	-0.2	-	-	-0.1	-	-0.3
Share based payment	-0.3	-0.1	-0.03	-0.3	-0.5	-1.3
Others	0.7	0.2	1.5	0.8	0.6	3.8
OPERATING PROFIT (LOSS)	54.7	-5.3	2.5	-0.7	-5.1	46.0
Financial costs, net						-8.8
Foreign exchange charges, net						1.0
PROFIT BEFORE INCOME TAX						38.1
(a)	Includes Peru, Ecuador and Corporate.

EVOLUTION OF COMMERCIAL AND TRANSPORTATION DISCOUNTS AND SELLING EXPENSES IN COLOMBIA (UNAUDITED)

($/bbl)	3Q2018	4Q2018	1Q2019	2Q2019	3Q2019	4Q2019	1Q2020

Commercial and Transportation Discounts	14.0	14.6	12.0	11.0	11.1	10.6	9.4
Selling Expenses	0.1	0.2	1.1	1.8	0.9	0.9	0.5
	14.1	14.8	13.1	12.8	12.0	11.5	9.9

ANNUAL GENERAL MEETING

GeoPark’s 2020 Annual General Meeting was held on May 7, 2020, at which (i) all candidates were elected as members of the Board of Directors; (ii) Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) was appointed as independent auditor of the Company; (iii) the Audit Committee was authorized to determine the remuneration of the auditor; and (iv) the audited consolidated Financial Statements for the fiscal year ended December 31, 2019 were duly informed and presented.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on May 14, 2020 at 10:00 am (Eastern Daylight Time) to discuss the 1Q2020 results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 7777836

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GeoPark can be visited online at www.geo-park.com.

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
D&M	DeGolyer and MacNaughton
Free Cash Flow F&D costs

Operating cash flow less cash flow used in investment activities

Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
WI	Working interest
NPV10	Present value of estimated future oil and gas revenue, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the Amerisur acquisition, any potential dispute with Petrobras, the COVID-19 pandemic, cost reduction initiatives, expected or future production, production growth and operating and financial performance, operating netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, return on capital employed and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of operating netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Net Debt: Net debt is defined as current and non-current borrowings less cash and cash equivalents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 13, 2020